October 24, 2024

Scott Savitz
Chief Executive Officer
DP Cap Acquisition Corp I
341 Newbury Street, 6th Floor
Boston, MA 02115

        Re: DP Cap Acquisition Corp I
            Preliminary Proxy Statement on Schedule 14A
            Filed October 15, 2024
            File No. 001-41041
Dear Scott Savitz:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:    Jason Hyatt, Esq.